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                                                                    EXHIBIT 20.1

                                 PRESS RELEASE

                    [LOGO OF AVIVA PETROLEUM APPEARS HERE]

For immediate release

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           AVIVA REPORTS AGREEMENT TO SELL U. S. ONSHORE PROPERTIES
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DALLAS, TEXAS, NOVEMBER 26, 1996 . . . .Aviva Petroleum Inc. (AMEX: "AVV"), the
Dallas-based oil and gas exploration company, reported today that it had reached an agreement to sell, effective October 1, 1996, all of its remaining United States onshore oil and gas properties for $3,000,000 in cash, subject to adjustments at closing which is expected to occur on or before December 23, 1996. The bulk of the proceeds will be used to reduce bank debt, with the remainder added to working capital.

This sale concludes the process of rationalization of assets acquired by the Company through acquisitions in 1989 and 1990. The Company's remaining U.S. oil and gas properties are now offshore Louisiana, at Breton Sound and Main Pass, both of which are operated by the Company.

The properties sold comprise approximately 350 wells located primarily in Pennsylvania, Oklahoma and Wyoming. During 1995, daily production averaged 64 barrels of oil per day and 2.3 million cubic feet of gas, net to the Company's interest, representing approximately 4% and 72%, respectively, of the Company's total production. For 1995, revenue and pre-tax loss attributable to these properties were $1,740,000 and $160,000, respectively.

Aviva Petroleum is engaged in the exploration for and the development and production of oil and gas in Colombia and offshore in the United States.
Aviva's common stock is also quoted on the London Stock Exchange (symbol "AVP").


Further Information:

Ron Suttill
Aviva Petroleum Inc.
Dallas, Texas
214 691 3464